March 15, 2010
VIA EDGAR AND FACSIMILE (703) 813-6985
Division of Corporate Finance
Mail Stop 3030
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jong Ho Hwang

Re:	Biofield Corp. Form 10-K for the Fiscal Year Ended December 31, 2008 Forms 10-Q for the Quarterly Periods Ended March 31, 2009, June 30, 2009 & September 30, 2009 File No. 000-27848
Dear Mr. Hwang:
     On behalf of the Company, we are responding to comments contained in the Staff letter, dated March 2, 2010, addressed to Mr. Hong, the Company’s Chief Executive Officer, with respect to the Company’s filings on Form 10-K for the fiscal year ended December 31, 2008 Forms 10-Q for the quarterly periods ended March 31, 2009 and June 30, 2009.
     The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the amended Form S-1 have been referenced.
Form 10-K for the fiscal year ended December 31, 2008
Consolidated Statement of Stockholders’ Deficit, page F-5
Note 12 — Stockholders’ Equity, page F-21
1.	We note your response to our prior comment 1 and amendment number 2 to Form 10-K filed on February 1, 2010. In future filings, if you intend to amend MD&A, please ensure that you file the complete item.

Response:

The Company will ensure completed items are filed in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2009
Item 4T. Controls and Procedures, page 12
3.	We note your response to our previous comment 3. Although you state that you revised your filings to provide a clear conclusion of the effectiveness of internal controls over financial reporting, your amended Form 10-Q filed February 1, 2010 does not contain any such revision. In future filings, to avoid confusion, when addressing the changes in internal control over financial reporting, state clearly whether any such changes occurred. As we noted, you are only required by Item 308 and 308(t) of Regulation S-K to provide management’s assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year. If such an assessment was performed as of September 30, 2009, revise to provide a clear conclusion of the effectiveness of internal control over financial reporting as described in Exchange Act Rules 13a-15(f) and 15d-15(f) in your amended Form 10-Q. Otherwise, please revise future filings to remove the disclosure regarding the evaluation or assessment of internal control over financial reporting as of September 30, 2009.

Response:

In light of the Commission’s comment, the Company has advised us that management did not make an assessment of the effectiveness of internal controls as of September 30, 2009. In future filings, when addressing the changes in internal control over financial reporting, the Company undertakes to clearly state whether any such changes occurred.
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     If you or others have any questions or would like additional information, please contact the undersigned at 212-930-9700.

Very truly yours,
/s/ Jonathan R. Shechter
Jonathan R. Shechter

cc: Mr. David Bruce Hong,
Chief Executive Officer